UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ADTRAN Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00486H105
(CUSIP Number)

Peter K. Blume, Esq.

Clark Hill PLC

301 Grant Street, 14th Floor

Pittsburgh, PA 15219

(412) 394-7762
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EGORA Ventures AG (f/k/a EGORA Holding GmbH)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,257,908
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,257,908
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,257,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

*	All percentages of the Issuer’s outstanding common stock contained herein are based on 77,316,803 shares of common stock outstanding as of the date hereof, based on information received from the Issuer.

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EGORA Investments GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,889,435
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,889,435
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,889,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
CO

*	All percentages of the Issuer’s outstanding common stock contained herein are based on 77,316,803 shares of common stock outstanding as of the date hereof, based on information received from the Issuer.

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brian Protiva
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
349,970.17 (a)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
349,970.17 (a)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
349,970.17 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (b)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN/HC

a	Includes 19,361.03 shares of the Issuer’s common stock owned by Mr. Protiva’s spouse, as to which shares Mr. Protiva disclaims beneficial ownership.
b	The shares of the Issuer’s common stock owned by Egora Ventures (1,257,908) and by Egora GmbH (4,889,435) are not included herein, as investment control in respect of those shares resides with the managing directors of EGORA Ventures and not with Mr. Protiva.
*	All percentages of the Issuer’s outstanding common stock contained herein are based on 77,316,803 shares of common stock outstanding as of the date hereof, based on information received from the Issuer.

The reporting persons named in Item 2 below are hereby jointly filing this Statement on Schedule 13D because, due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement on Schedule 13D, a copy of which is annexed hereto as Exhibit 99.1.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Shares”), of ADTRAN Holdings, Inc. (the “Issuer”), having a principal executive office at 901 Explorer Boulevard, Huntsville, Alabama 35806.

Item 2.	Identity and Background

(a)–(c) This Schedule 13D is filed jointly on behalf of: (i) EGORA Ventures AG (f/k/a EGORA Holding GmbH) (“EGORA Ventures”); (ii) EGORA Ventures’ wholly owned subsidiary, EGORA Investments GmbH (“EGORA GmbH”); and (iii) Brian Protiva (“Mr. Protiva”) (Each of EGORA Ventures, EGORA GmbH, and Protiva is a “Reporting Person”; and, collectively, the “Reporting Persons”). EGORA Ventures owns 100% of the capital stock of EGORA GmbH and Mr. Protiva is the record and beneficial owner of approximately 42.61% of the capital stock of EGORA Ventures. Accordingly, the Reporting Persons are hereby filing a joint statement on Schedule 13D.

The principal business office and address of each Reporting Person is Fraunhoferstr. 22, 82152 Planegg-Martinsried/Munich, Germany.

EGORA Ventures’ principal business is acquiring, holding, managing and disposing of interests in companies of all kinds and providing certain management executive and consulting services.

EGORA GmbH’s principal business is acquiring, holding, managing and disposing of interests in companies of all kinds and providing certain management executive and consulting services.

Mr. Protiva’s principal occupation is serving as Chief Executive Officer of ADVA, a subsidiary of the Issuer, and as a member and Vice Chairman of the Board of Directors of the Issuer.

During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Related Parties, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, and, to the Reporting Persons’ knowledge, none of the Related Parties, has been named as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Pursuant to that certain Business Combination Agreement by and among, inter alia, the Issuer, its merger subsidiary, and ADVA Optical Networking SE, a company organized and existing under the laws of Germany (“ADVA”), dated as of August 30, 2021, the Issuer made a public offer to exchange each issued and outstanding no-par value bearer share of ADVA, in which each ADVA share tendered and accepted for exchange would be exchanged for 0.8244 Shares of the Issuer (the “Exchange Offer”; and, together with the “Merger” (as that term is defined in Item 4, below), the “Transaction”).

Pursuant to the Exchange Offer, on July 15, 2022, the Reporting Persons exchanged all of their shares of ADVA for an aggregate of 6,497,313 of the Shares of the Issuer. All holdings in this Statement on Schedule 13D are reported as of the closing of business on July 18, 2022. The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is attached as Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on August 30, 2021 and incorporated herein by reference.

Item 4.	Purpose of Transaction

On July 8, 2022, Acorn MergeCo, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned direct subsidiary of the Issuer, merged with and into ADTRAN, Inc. (“ADTRAN”), with ADTRAN surviving the merger as a wholly-owned direct subsidiary of the Issuer (the “Merger”). The Merger was consummated pursuant to the Business Combination Agreement. The Reporting Persons owned 14.37% of the capital stock of ADVA at the time of the Merger. The Reporting Persons are controlled by Mr. Protiva’s family. Mr. Protiva owns 42.61% of EGORA Ventures (on a fully diluted basis), although investment control resides with managers of EGORA Ventures. In addition, his sister, Renée Moore, and his brother, Marc Protiva, own 15.46% and 13.83% of EGORA Ventures, respectively, both of whom are adults and live separately from Mr. Protiva. Mr. Protiva disclaims beneficial ownership of the Shares held by EGORA. Since the beginning of 2021, there have not been any transactions between EGORA Ventures and ADVA valued, individually or in the aggregate, in excess of $120,000.

Pursuant to the Business Combination Agreement, the Issuer made a public offer to exchange each issued and outstanding no-par value bearer share of ADVA, in which each ADVA share tendered and accepted for exchange would be exchanged for 0.8244 Shares of the Issuer (the “Exchange Offer” and, together with the Merger, the “Transaction”).

Pursuant to the Exchange Offer, on July 15, 2022, the Reporting Persons exchanged all of their shares of ADVA for 6,497,313 of the Issuer’s Shares. All holdings in this Statement on Schedule 13D are reported as of the close of business on July 18, 2022.

Mr. Protiva is a member and Vice Chairman of the Board of Directors of the Issuer, effective as of July 15, 2022. In addition, although Mr. Protiva is not a corporate officer of the Issuer, he has been designated as an officer as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, by the Board of the Issuer as of July 15, 2022 by virtue of his position as Chief Executive Officer of ADVA, a subsidiary of the Issuer. As a director of the Issuer, Mr. Protiva may have influence over the corporate activities of the Issuer, including activities which may relate to the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b) As of the date hereof, EGORA Ventures may be deemed to beneficially own 1,257,908 of the Issuer’s Shares. As of the date hereof, EGORA GmbH may be deemed to beneficially own 4,889,435 of the Issuer’s Shares. As of the date hereof, Mr. Protiva may be deemed to beneficially own 349,970.17 of the Issuer’s Shares.

The Reporting Persons, collectively, may be deemed to beneficially own 6,497,313 of the Issuer’s Shares.

(c) Except as set forth herein, none of the Reporting persons has effected any transactions in any shares of the Issuer’s common stock during the last 60 days.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 of this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any shares of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

2.2	Business Combination Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed with the SEC on August 30, 2021).

99.1*	Joint Filing Agreement dated as of July 20, 2022 by and among the Reporting Persons.

* Filed herewith

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2022

EGORA Ventures AG

By:	/s/ Nikolaus Zwick
Name:	Nikolaus Zwick
Title:	Managing Director

By:	/s/ Philipp Weber
Name:	Philipp Weber
Title:	Managing Director

EGORA Investments GmbH

By:	/s/ Nikolaus Zwick
Name:	Nikolaus Zwick
Title:	Managing Director

/s/ Brian Protiva
BRIAN PROTIVA, Reporting Person